UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of March, 2011

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subjected to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, the Company has elected to furnish to the SEC, under cover of this Form 6-K, the unaudited financial statements and other information that would have been included by the Company in a Form 10-Q for its quarter ended December 31, 2010 had it been required to file a report on Form 10-Q for that period. Additionally, and as disclosed in the Company’s Report on Form 6-K filed January 3, 2011, on December 31, 2010 the Company determined it did not meet the requirements to be deemed a foreign private issuer and will begin filing future reports pursuant to the domestic issuer rules as of July 1, 2011.

Financial Statements

Unaudited financial statements for the quarter ended December 31, 2010, for six months from July 1, 2010 to December 31, 2010 and for the period from June 25, 2010 (inception) to December 31, 2010 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business transaction; uncertainty of capital resources; the speculative nature of our business; our ability to successfully implement new strategies; present and possible future governmental regulations; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of our Registration Statement No. 333-169860; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a newly-organized blank check company formed as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets that we have to identify. While our efforts in identifying a prospective target business for our initial business transaction will not be limited to a particular industry, geographic region or minimum transaction value, we will focus our search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. We do not have any specific business transaction under consideration although we are actively searching for a target business.

We intend to utilize cash derived from the proceeds of our initial public offering, the private placement of warrants, our share capital, debt or a combination of these in effecting a business transaction. Although substantially all of the net proceeds of the offering and private placement are intended to be applied generally toward effecting a business transaction, the proceeds are not otherwise being designated for any more specific purposes. The issuance of additional ordinary shares in a business transaction:

•

may significantly dilute the equity interests of our shareholders;

•

may subordinate the rights of holders of ordinary shares if we issue preferred stock with rights senior to those afforded to our ordinary shares;

•

may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•

may adversely affect prevailing market prices for our ordinary shares.

Similarly, any issuance of debt securities could result in:

•

default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•

our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; covenants that limit our ability to acquire capital assets or make additional acquisitions;

•

our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•

our inability to pay dividends on our ordinary shares;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•

limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•

increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception to the closing of our initial public offering was limited to preparations for that event. Since the consummation of our initial public offering, our activity has been limited to evaluating business transaction candidates. We have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur substantially increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence.

For the three months ended December 31, 2010, we had net (loss) of ($14,399) consisting of expenses of $15,405 and interest income of $1,006. Nearly all of the expenses incurred since inception occurred during the three months ended December 31, 2010. For the six months ended December 31, 2010, and for the period June 25, 2010 (date of inception) to December 31, 2010, we had net (loss) of ($14,756) consisting of expenses of $15,763 and interest income of $1,006.

 Liquidity and Capital Resources

As of December 31, 2010, we had $344,608 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

 Our initial public offering and private placement of warrants to our sponsor provided us with $354,090 of working capital after transferring $21,065,000 into the trust account. For the six months ended December 31, 2010 we used cash of $19,851 in operating activities which was attributable to prepaid expenses of $12,500 resulting from a payment of $12,500 for the premium on a 12 month officer and director policy, accrued interest income of $96 together with a net loss for the period of $7,256. The net increase in cash for six months period ending December 31, 2010 was $344,608. We started with no cash as of July 1, 2010. We ended the period at December 31, 2010 with a cash balance of $344,608.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

 We believe that the $344,608 in funds available to us outside of the trust account, together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until September 9, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.  In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his sole discretion. The unpaid principal amount of any such loans may be converted, at the option of the lender, into warrants to acquire shares of the post transaction business on the basis of one warrant for each $0.75 of principal amount so converted.  The warrants would be identical to the insider warrants.  The holders of a majority of any such warrants that may be issued (or the underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed by us subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the trust account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

We anticipate that we will incur approximately:

•

$75,000 of expenses for due diligence (excluding accounting and legal due diligence) of prospective target(s);

•

$150,000 of expenses for legal and accounting expenses attendant to the due diligence   investigations, structuring and negotiations of an initial business transaction;

•

$157,500 of expenses for administrative services and support payable to our sponsor ($7,500 per month for up to 21 months);

•

$167,500 for other miscellaneous expenses, D&O insurance, legal and accounting fees, reserves and for liquidation expenses.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

 We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

 We have evaluated the appropriate accounting treatment for the insider warrants and the warrants attached to the public units. As we are not required to net-cash settle such warrants under any circumstances, including when we are unable to maintain sufficient registered shares to settle such warrants, the terms of the warrants satisfy the applicable requirements of paragraph 11 of SFAS 133, which provides guidance on identifying those contracts that should not be accounted for as derivative instruments, and paragraphs 12-33 of EITF 00-19. Accordingly, we intend to classify such instruments within permanent equity as additional paid-in capital.

 We believe the purchase price of the insider warrants is greater than the fair value of such warrants. Therefore, we will not be required to incur a compensation expense in connection with the purchase by our management team of the insider warrants.

Recent Accounting Pronouncements

 We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this report on Form 6-K. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management (including our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure and that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Changes in Internal Control

 As required by Rule 13a-15(d) of the Exchange Act, our management, including our principal executive officer and our principal financial officer, conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report on Form 6-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our principal executive officer and principal financial officer concluded no such changes during the period covered by this report on Form 6-K materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS.

None

RISK FACTORS.

None

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

On December 9, 2010, immediately prior to the consummation of our initial public offering, we consummated the private sale of 2,000,000 insider warrants to our sponsor at a price of $0.75 per warrant, generating gross proceeds of $1.5 million. All of the proceeds we received from the sale of the insider warrants were placed in the trust account.  This issuance was made pursuant to the exemption from registration contained in Section 4(2) as they were sold to an “accredited investor” as defined in Rule 501(a) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales. The insider warrants are identical to those warrants sold in the initial public offering except that if held by our sponsor or its permitted assigns, they (i) may be exercised for cash or on a cashless basis and (ii) are not subject to redemption. In addition, the insider warrants will be subject to transfer restrictions until 30 days following the consummation of our initial business transaction.

On January 25, 2011, we redeemed from our initial shareholders, at nominal cost to us, an aggregate of 58,625 initial ordinary shares. We redeemed these initial ordinary shares in order to maintain the initial shareholders’ collective 20% ownership interest in our ordinary shares after giving effect to our initial public offering and the non-exercise of the underwriters’ over-allotment option. All of such redeemed shares have been cancelled.

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS.

(a)   Exhibits.

31.1 Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

31.2 Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

32.1 Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

32.2 Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.1 Financial Statements for the quarter ending December 31, 2010.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

March 24, 2011	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Exhibit 31.1

CERTIFICATION

I, Raj K. Gupta, certify that:

1.	I have reviewed this report on Form 6-K of FlatWorld Acquisition Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 24, 2011
By:	/s/ Raj K. Gupta
Raj K. Gupta
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jeffrey A. Valenty, certify that:

1.	I have reviewed this report on Form 6-K of FlatWorld Acquisition Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 24, 2011
By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
Chief Financial Officer

Exhibit 32.1/32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In accordance with the rules and regulations of the Securities and Exchange Commission, the following certification shall not be deemed to be filed with the Commission under the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, notwithstanding any general incorporation by reference of this Report of FlatWorld Acquisition Corp. (the “Company”) on Form 6-K as filed with the Commission on the date hereof (the “Report”), into any other document filed with the Commission by the Company.

In connection with the Report, each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1.           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 24, 2011

By:	/s/ Raj K. Gupta
Raj K. Gupta
Chief Executive Officer

Dated: March 24, 2011

By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
Chief Financial Officer